UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2009

Commission File Number 001-14956

BIOVAIL CORPORATION

(Translation of Registrant’s name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5

(Address of principal executive office and zip code)

Registrant’s telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

BIOVAIL CORPORATION

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

INDEX

Exhibit 99.1	News Release Dated January 9, 2009:	Biovail Announces Approval of Settlement Agreement with OSC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Biovail Corporation

Date:	January 12, 2009	By:	/ s / Jennifer Tindale
Jennifer Tindale
Vice President &
Associate General Counsel

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